Nathaniel S. Gardiner
617.239.0293
fax 617.316.8426
ngardiner@eapdlaw.com
February 8, 2008
BY FAX: (202) 772-9217
AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Bentley Pharmaceuticals, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 Commission File No. 1-10581
Dear Mr. Rosenberg:
On behalf of Bentley Pharmaceuticals, Inc. and subsidiaries (“Bentley” or the “Company”) we submit this letter in response to the follow-on verbal comment we received from Sasha Parikh on January 29, 2008 regarding our letter dated January 3, 2008 responding to the comment letter dated December 7, 2007 from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K of the Company for its fiscal year ended December 31, 2006 (the “Form 10-K”). We have set forth below the Staff’s remaining comment, relating to prior comment 3 in the Staff letter dated December 7, 2007, and the Company’s response to the comment. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.
Form 10-K for the year ended December 31, 2006
Comment: Your revised disclosure makes the assertion that all elements of the licensing and supply agreements are accounted for as one unit of account. It seems that the two deliverables are the technology access and the supply of the product. Your revenue recognition policy only seems to address the upfront license at this point. Please clarify for us how the products to be

Jim B. Rosenberg
February 8, 2008

sold or that are currently being sold under the supply portion of these agreements are accounted for in that one unit of account that you stated that you identified.
Response:
Bentley proposes to include in its future Form 10-Q and Form 10-K filings the revised disclosure of our Revenue Recognition footnote set forth below.
     Revenue on product sales is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of product at a specified price and considers delivery to have occurred when the customer takes possession of the product. The Company provides its customers with a limited right of return. Revenue is recognized upon delivery and a reserve for sales returns is recorded when considered appropriate. The Company has demonstrated the ability to make reasonable and reliable estimates of product returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, and of allowances for doubtful accounts based on significant historical experience.
     The Company earns royalty revenues on Auxilium’s sales of Testim, which incorporates the Company’s CPE-215 permeation enhancement technology. Since 2003, Auxilium has sold Testim to pharmaceutical wholesalers and chain drug stores, which have the right to return purchased product prior to the units being dispensed through patient prescriptions. Historically, customer returns were not able to be reasonably estimated. Therefore, in accordance with SFAS No. 48, the Company deferred the recognition of royalty revenues on product shipments of Testim until the units were dispensed through patient prescriptions. During the quarter ended June 30, 2006, the Company recorded an increase in royalty revenues of approximately $479,000 due to a change in estimate which, based on historical experience, allowed it to reasonably estimate future product returns on sales of Testim. As a result of the change in estimate, there were no deferred Testim royalties as of December 31, 2007 and 2006. Total royalty revenues recognized for the years ended December 31, 2007, 2006 and 2005 were $____________, $8,341,000 and $6,132,000, respectively.
     The Company’s remaining revenue is derived from service, research and development, and licensing agreements with third parties for the license and supply of the Company’s proprietary products. These agreements generally require the Company to provide the third party with the intellectual property necessary to obtain a marketing authorization in the respective territory and to supply the product to the third party over the supply term, generally five years. Using the criteria set forth in Emerging Issues Task Force (EITF) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, the Company accounts for the license and supply agreements as one unit of accounting with two deliverables. Revenues from product sales

Jim B. Rosenberg
February 8, 2008

under these license agreements are recognized in a manner consistent with all other product sales of the Company as discussed above. The upfront, non-refundable license fees are initially deferred and recognized over the related supply term on a straight line basis. The Company has deferred the recognition of approximately $_________ and $4,797,000 of licensing revenues as of December 31, 2007 and 2006, respectively, for which the earnings process has not been completed and has recognized licensing revenue of $_________, $515,000 and $273,000 for 2007, 2006 and 2005, respectively.
In connection with responding to the Staff’s comments, the Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information concerning the Form 10-K, please call Matthew Benson at (617) 239-0173 or me. Thank you for your attention to this matter.
Very truly yours,
/s/ Nathaniel S. Gardiner
Nathaniel S. Gardiner

cc:	Richard P. Lindsay (Bentley Pharmaceuticals, Inc.) Matthew J. Benson, Esq.